UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT UNDER SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2011

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______________ to ________________

Commission File Number: 0-26001

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

Profit Incentive Bonus Plan of

Hudson City Savings Bank

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hudson City Bancorp, Inc.

West 80 Century Road

Paramus, NJ 07652

REQUIRED INFORMATION

Report of Independent Registered Public Accounting Firm

The Board of Directors

Hudson City Bancorp, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Profit Incentive Bonus Plan of Hudson City Savings Bank (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Profit Incentive Bonus Plan of Hudson City Savings Bank as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York

June 28, 2012

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Statements of Net Assets

Available for Benefits

December 31, 2011 and 2010

	December 31, 2011	December 31, 2010
Assets
Investments, at fair value:
Mutual funds (Note 9)	$19,555,531	$17,637,088
Stable Value Funds (Notes 2(d), 9 and 10)	12,199,380	9,886,309
Hudson City Bancorp, Inc. Common Stock Fund (Note 9)	22,256,199	44,983,792

Total investments, at fair value	54,011,110	72,507,189

Receivables:
Participant loans receivable (Note 7)	760,016	840,009
Employer contribution receivable	488,194	505,062
Interest and other receivables	122	295

Total receivables	1,248,332	1,345,366

Total assets	55,259,442	73,852,555
Liabilities
Contributions refundable (Note 11)	24,669	—
Fee payable	2,368	2,365

Net assets available for benefits at fair value	55,232,405	73,850,190
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2(d))	(389,458)	—

Net assets available for benefits	$54,842,947	$73,850,190

See accompanying notes to financial statements

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Statements of Changes in Net Assets

Available for Benefits

Years Ended December 31, 2011 and 2010

	December 31, 2011	December 31, 2010
Additions to (reductions from) net assets attributable to:
Investment income:
Interest	$44,132	$50,035
Dividends	2,123,770	2,395,570
Net realized (losses) gains and changes in net unrealized depreciation (Note 9)	(22,799,827)	(1,804,662)

Total investment (loss) income	(20,631,925)	640,943

Contributions:
Employer contributions	488,194	508,325
Employee contributions	2,078,296	1,964,444
Rollovers	179,901	623,210

Total contributions	2,746,391	3,095,979

Total (reduction) addition to net assets	(17,885,534)	3,736,922
Deduction from net assets attributable to:
Participant benefits	1,083,941	2,205,194
Administrative expenses (Note 6)	37,768	30,511

Total deductions	1,121,709	2,235,705

(Decrease) increase in net assets available for benefits	(19,007,243)	1,501,217
Net assets available for benefits:
Beginning of year	73,850,190	72,348,973

End of year	$54,842,947	$73,850,190

See accompanying notes to financial statements.

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Description of Plan

The following plan information provides only a general description of the provisions of the Profit Incentive Bonus Plan of Hudson City Savings Bank (the “Plan”). The Summary Plan Description or Plan Document should be referred to for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a participant-directed, defined contribution profit-sharing plan sponsored by Hudson City Savings Bank (the Bank) under the provisions of Section 401(a) of the Internal Revenue Code (the IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Bank. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

A full-time employee becomes eligible to participate on the first of the month following the third month of his or her employment if he or she is at least 21 years old. A part-time employee becomes eligible to participate upon attaining the minimum age of 21, is employed a minimum of three months, and meets the eligibility rule of 1,000 work hours in one anniversary year, as defined.

The Plan maintains an account for each participant. Participants can elect to receive the Bank’s profit-sharing bonus in cash and/or defer it into the Plan. Each participant is fully vested in participant contributions. Non-elective employer contributions vest at the rate of 20% per year until fully vested after five years. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balances.

Forfeitures are applied to reduce the Plan’s administrative expenses. In 2011 and 2010, forfeitures of $0 and $7,000, respectively, were used to reduce the plan’s administrative expenses. At December 31, 2011 and 2010, there were $970 and $935, respectively, of forfeitures that were not used to reduce the Plan’s administrative expenses.

Each participant’s account is credited with the respective contribution and an allocation of plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.

(b)	Administration

The Human Resources and Benefits Committee, as appointed by the Board of Directors of the Plan Sponsor, is responsible for administering Plan operations. The Committee is named fiduciary, which has the authority to control and manage the operation and administration of the Plan. In addition, they have authority over the Plan’s investments.

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2011 and 2010

(c)	Contributions

Participants are eligible to make personal contributions to the Plan. The amount contributed may not exceed 60% of compensation for the payroll period, as defined, subject to certain limitations. Total pre-tax contributions may not exceed the Internal Revenue Service annual limit, which was $16,500 for both 2011 and 2010. Participants age 50 or over may contribute an additional tax-deferred contribution subject to an annual limit of $5,500 for both 2011 and 2010.

The Bank may allow Participants to enter into a special contribution agreement to make contributions up to 100% of cash bonuses paid on a uniform and non-discriminatory basis that are made for such participants during the Plan Year.

Participants in the Plan may designate the funds into which their contribution shall be invested. A participant may transfer a portion of his or her account balance among the funds as outlined in the Plan.

Participants may make rollover contributions to the Plan, which represent distributions from a qualified IRA or other qualified plan.

The Plan provides for automatic escalating enrollment for all new participants. If an employee meets the Plan’s eligibility requirements, automatic enrollment begins at a pre-tax contribution rate of 3% of eligible compensation, as defined in the Plan Document. Employees may elect to opt out of the automatic enrollment, or they may opt out of or change the percentage of the automatic escalating contribution option at any time.

(d)	Investment Elections

Each participant may direct his or her account into one or more of 21 investment options offered by the Plan or in the Hudson City Common Stock Fund, a self-directed investment option. The Plan allows participants to change their investment election at any time unless restrictions are placed on a specific fund due to relatively short-term restrictions on the common stock fund. In addition, the Plan allows participants to change his or her contribution percentage at any time.

(e)	Benefit Payments

Under the terms of the agreement with the Bank, participants and/or beneficiaries are eligible for payments following termination of employment for any reason, including death or disability. These payments can be made either in a lump-sum distribution or in equal annual installments over a period not to exceed 15 years. If the vested balance of a participant’s account balance is $5,000 or less, payment will be made in a lump-sum distribution. Subject to such terms and conditions as may be established from time to time

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2011 and 2010

by the plan administrator, participants may elect to receive shares of Hudson City Bancorp, Inc. (“Hudson City Bancorp”) common stock, which are held in the Hudson City Bancorp, Inc. Common Stock Fund. Participants may receive either the entire portion of their interest in the Hudson City Bancorp, Inc. Common Stock Fund in shares of Hudson City Bancorp common stock or part in shares and part in cash. The maximum number of shares of Hudson City Bancorp stock that they may receive will be the number of whole shares attributable to their interest in the Hudson City Bancorp, Inc. Common Stock Fund. Any remaining amount distributed will be paid in cash.

(f)	Withdrawals

During employment, a participant may make withdrawals of all or certain portions of his or her vested account balance, subject to certain restrictions as set forth in the Plan Document. Certain withdrawals, such as hardship withdrawals, preclude the participant from making further contributions or withdrawals under the Plan for six months after the receipt of the distribution.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and the changes in those net assets.

(b)	Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued an accounting standards update (ASU) regarding disclosure requirements for fair value measurement. This update provides amendments to fair value measurement that require new disclosures related to transfers in and out of Levels 1 and 2 and activity in Level 3 (see note 2(c) below) fair value measurements. The update also provides amendments clarifying level of disaggregation and disclosures about inputs and valuation techniques along with conforming amendments to the guidance on employers’ disclosures about postretirement benefit plan assets. This update was effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements, which were effective for fiscal years beginning after December 15, 2010. This accounting standard update did not have a material impact on the financial position of the Plan or the changes in net assets.

In May 2011, FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRSs”). The

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2011 and 2010

amendments in this update result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs which include (1) application of the highest and best use and valuation premise concepts. The amendments specify that the concepts of highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; (2) include requirements specific to measuring the fair value of those instruments, such as equity interests issued as consideration in a business combination; (3) clarify that a reporting entity should disclose quantitative information about the unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy; (4) permit an exception to the requirements in Topic 820 for measuring fair value when a reporting entity manages its financial instruments on the basis of its net exposure, rather than its gross exposure, to those risks; and (5) expanded disclosures about fair value measurements for recurring Level 3 fair value measurements to include the valuation processes used by the reporting entity and the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between those unobservable inputs. In addition, reporting entities must categorize by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position but for which the fair value is required to be disclosed. This guidance is effective for periods beginning after December 15, 2011. We do not expect this ASU will have a material impact on the financial position of the Plan or the changes in net assets.

(c)	Fair Value Measurement of Investments

The Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

The Plan uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. The Plan did not have any liabilities that were measured at fair value at December 31, 2011. The Plan’s investments are recorded at fair value on a recurring basis. Additionally, from time to time, the Plan may be required to record at fair value other assets or liabilities on a non-recurring basis.

In accordance with ASC Topic 820, the Plan groups its assets at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

• Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

• Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model- based valuation techniques for which all significant assumptions are observable in the market.

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2011 and 2010

• Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Plan’s own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques. The results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability.

The Plan bases its fair values on the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. ASC Topic 820 requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

(d)	Investment Valuation and Income Recognition

The Plan’s mutual fund investments are stated at net asset value as a practical expedient for fair value. The investment in Hudson City Bancorp, Inc. (“Bancorp”) Common Stock Fund is comprised of the Bancorp common stock and cash, and is valued at estimated fair value, which is determined based on the unit value of the fund. The unit value of the fund is determined by Fidelity Management Trust Company (the “Trustee”), which is sponsoring the fund by dividing the fund’s net assets at fair value by its units outstanding at the valuation date. Securities transactions are recognized on the trade date (the date the order to buy or sell is executed).

As described in ASC Topic 946-210-45-9, Fully Benefit-Responsive Investment Contracts, investment contracts held by a defined contribution plan are required to be reported at fair value. The Plan’s investment in the Fidelity Advisor Stable Value Portfolio Class I Fund are deemed to be fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

In November 2010, the Trustees of the Morgan Stanley Stable Value Fund approved the liquidation of the trust. The investment contracts held by the trust were terminated in November 2010 and the funds were reinvested in a money market vehicle. As a result, there were no investment contracts held by the trust at December 31, 2010, therefore, no adjustment to contract value was required by the Plan as of December 31, 2010. The trust was fully liquidated and terminated on March 15, 2011 and the Plan was able to withdraw its investment at a net asset value of $1.00.

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2011 and 2010

The Plan replaced the Morgan Stanley Stable Value Fund with the Fidelity Advisors Stable Value Portfolio Class I Fund during 2011. See further discussion of the Stable Value Fund in note 10.

(e)	Concentration of Risk

The assets of the Plan are primarily financial instruments, which are monetary in nature. As a result, interest rates have a more significant impact on the Plan’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual mutual fund objectives, stock market, interest rates, economic conditions, and world affairs. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits. Investment in the Hudson City common stock fund amounted to $22,256,199 and $44,983,792 at December 31, 2011 and 2010, respectively. This represents 42.8% and 62.0% of total investments at December 31, 2011 and 2010, respectively. A significant decline in Hudson City common stock value significantly affected the net assets available for benefits in 2011.

(f)	Payments of Benefits

Benefits are recorded when paid.

(g)	Use of Estimates

In preparing the plan financial statements in conformity with U.S. generally accepted accounting principles, estimates and assumptions have been made relating to the reporting of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(h)	Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued and determined that no additional disclosure or adjustments were necessary.

(3)	Plan Amendments

There were no Plan amendments during the years 2011 and 2010.

‘PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2011 and 2010

(4)	Federal Income Taxes

The Plan has adopted an approved prototype plan, which received an Internal Revenue Service (“IRS”) determination letter dated October 9, 2003, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code (the “IRC”), and therefore are exempt from federal taxes. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and operated in compliance with the applicable requirements of the IRC. In March 2010, the Trustee filed a restated prototype plan, complying with the IRS’s six-year remedial amendment cycle. Under this system, the IRS requires that all pre-approved plans restate the documents in order to incorporate new amendments and regulatory changes that have occurred since the last required submission.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for the years prior to 2008.

(5)	Plan Termination

Although it has not expressed an intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(6)	Plan Expenses

Plan fees and expenses, including fees and expenses incurred in providing administrative services by external service providers, are paid from Plan assets. Expenses paid by the Plan include recordkeeping and trustee’s fees. However, investment management and audit services are paid by the Plan Sponsor. Expenses incurred by the funds, including investment management fees paid to the advisor of those funds, are reflected in the net asset value of the funds and included in net realized (losses) gains and changes in net unrealized depreciation in fair value of investments.

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2011 and 2010

(7)	Participant Loans Receivable

A participant, in case of need, may apply to the plan administrator for a loan in an amount equal to or less than 50% of the vested account balance, from a minimum of $1,000 up to a maximum of $50,000. The loans are secured by the participant’s account. The period of repayment shall not exceed five years unless the loan is to be used in conjunction with the purchase of the principal residence of the participant, in which case the period shall not exceed ten years.

Interest is charged at a commercially reasonable rate, with all interest on loans being paid back into the borrower’s plan account. Principal and interest is paid ratably through payroll deductions. As of December 31, 2011, the interest rates on these loans ranged from 4.25% to 8.50%, with maturities ranging from February 7, 2012 through July 6, 2017.

(8)	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by an affiliate of the Trustee, Fidelity Investment International Operations Company, Inc. (Fidelity). Fidelity is also the recordkeeper. In addition, the Plan invests in shares of common stock issued by Hudson City Bancorp, Inc. Therefore, these transactions qualify as party-in-interest transactions. Fees paid to the Trustee and affiliates of the Trustee amounted to approximately $38,000 and $31,000 in each of the years ended December 31, 2011 and 2010, respectively.

(9)	Investments

Individual investments in excess of 5% of the fair value of net assets available for benefits at December 31, 2011 and 2010 are as follows:

	2011		2010
	Shares	Fair Value	Shares	Fair Value
Hudson City Bancorp, Inc. Common Stock Fund	3,431,587	$22,256,199	3,396,104	$44,983,792
Fidelity Advisors Stable Value Portfolio Class I	11,809,922	12,199,380	—	—
Morgan Stanley Stable Value Fund Class A	—	—	9,886,309	9,886,309
Morgan Stanley U.S. Government Securities
Trust Fund Class A	607,059	5,408,894	557,299	4,947,448
Invesco S&P 500 Index Fund Class A	268,190	3,620,563		*

* The investment in the Invesco S&P 500 Index Fund Class A was not in excess of 5% of the fair value of net assets at December 31, 2010.

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2011 and 2010

For the years ended December 31, 2011 and 2010, the Plan’s net depreciation in fair value of investments is as follows:

	2011	2010
Mutual funds:
Net depreciation in fair value of investments	$(724,401)	$1,565,501
Hudson City Bancorp, Inc. Common Stock Fund:
Net depreciation in fair value of investments	(22,075,426)	(3,370,163)

Net depreciation in fair value of investments	$(22,799,827)	$(1,804,662)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value at December 31, 2011:

Description	Measured at Fair Value at 12/31/2011	(Level 1)	(Level 2)	(Level 3)
Investments in mutual funds:
Balanced	$3,928,512	3,928,512	—	—
Equity	10,218,125	10,218,125	—	—
Fixed Income	5,408,894	5,408,894	—	—
Investments in Stable Value Fund	12,199,380	—	12,199,380	—
Investments in Hudson City Bancorp, Inc.
Common Stock Fund	22,256,199	—	22,256,199	—

Total	$54,011,110	19,555,531	34,455,579	—

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2011 and 2010

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value at December 31, 2010:

Description	Assets Measured at Fair Value at 12/31/2010	(Level 1)	(Level 2)	(Level 3)
Investments in mutual funds:
Balanced	$3,048,547	3,048,547	—	—
Equity	9,641,093	9,641,093	—	—
Fixed Income	14,833,757	4,947,448	9,886,309	—
Investments in Hudson City Bancorp, Inc.
Common Stock Fund	44,983,792	—	44,983,792	—

Total	$72,507,189	17,637,088	54,870,101	—

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Mutual funds: recorded at net asset value which represents the fair value of the securities held in such funds as a practical expedient. There are no restrictions on redemptions.

Stable Value Fund: the Stable Value Fund invests primarily in fully benefit responsive investment contracts issued by insurance companies, banks and other financial institutions, and other authorized instruments. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Hudson City Bancorp, Inc. Common Stock Fund: the Hudson City Bancorp, Inc. Common Stock Fund invests primarily in Hudson City Bancorp common stock, which is traded on the NASDAQ under the ticker symbol (HCBK) and is valued at fair value based upon its quoted market price at the daily close of the NASDAQ. An immaterial portion of this fund is invested in interest-bearing cash.

(10)	Stable Value Fund

The Plan is invested in the Fidelity Advisor Stable Value Class I Fund (the Fund), a common/collective trust that invests primarily in fully benefit responsive investment contracts issued by insurance companies, banks and other financial institutions, and other authorized instruments, which are benefit responsive.

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2011 and 2010

The fair value of the Fund is calculated by applying the Plan’s ownership interest in the Fund to the total reported net asset value at fair value of the Fund at the end of the reporting period. The underlying assets owned by the Fund primarily consist of fixed income securities, asset-backed securities and synthetic guaranteed investment contracts (“wrap contracts”). The fair values of fixed income securities and asset-backed securities are based on the values of the underlying debt securities, which are valued using quoted prices on similar assets (Level 2 inputs). The wrap contracts are fair valued using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, the appropriate discount rate, and the duration of the underlying portfolio securities.

The Plan’s investment in the Fund, which is a stable value pooled fund and carries a “benefit responsiveness” feature that allows plan participants to make exchanges or request benefit payment at contract value. The Fund satisfies the requirements to be “fully benefit-responsive” investment contract and is eligible for contract value accounting treatment prescribed by ASC Subtopic 962-325 “Investments – Other”. ASC Subtopic 962-325 requires fully benefit-responsive investment contracts held in a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The average market yield earned by the Fund for 2011 was 1.78%.

(11)	Contributions Refundable

In 2011, the Plan failed an ERISA discrimination test with respect to participants considered to be highly compensated individuals. As a result, a portion of the contributions made by those individuals are required to be refunded.

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Notes to Financial Statements

December 31, 2011 and 2010

(12)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the financial statements to the Form 5500 at December 31, 2011 and 2010:

	2011	2010
Net assets available for benefits per the financial statements	$54,842,947	$73,850,190
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	389,458	—
Participant benefits payable	(2,233)	—

Net assets per the Form 5500	$55,230,172	$73,850,190

(Decrease) increase in net assets available for benefits	$(19,007,243)	$1,501,217
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	389,458	1,192,942
Participant benefits payable	(2,233)	26,240

Net (loss) income per the Form 5500	$(18,620,018)	$2,720,399

Participant benefits per the financial statements	$(1,083,941)	$(2,205,194)
Participant benefits payable	(2,233)	26,240

Participant benefits per the Form 5500	$(1,086,174)	$(2,178,954)

.

Schedule 1

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of Issue	Description of Investment	Number of Shares or Units	Fair Value
* Fidelity Advisors Funds	Fidelity Advisors Stable Value Portfolio
	Class I	11,809,922	$12,199,380
Morgan Stanley Funds	Morgan Stanley U.S. Government
	Securities Trust Fund Class A	607,059	5,408,894
Invesco Advisors Funds	Invesco S&P 500 Index Fund
	Class A	268,190	3,620,563
Van Kampen Funds	Van Kampen Comstock Fund
	Class A	164,900	2,508,130
Van Kampen Funds	Van Kampen Equity & Income Fund
	Class A	223,562	1,860,033
Invesco Advisors Funds	Invesco Global Core Equity Fund
	Class A	134,763	1,548,425
* Fidelity Advisors Funds	Fidelity Advisors Mid Cap Fund
	Class T	72,200	1,380,460
* Fidelity Advisors Funds	Fidelity Advisors Balanced Fund
	Class T	76,504	1,148,321
* Fidelity Advisors Funds	Fidelity Advisors Value Strategies Fund
	Class T	40,331	939,704
* Fidelity Advisors Funds	Fidelity Advisors Financial Services Fund
	Class T	25,326	220,843
* Fidelity Advisors Funds	Fidelity Advisors Freedom Income Fund
	Class T	1,486	15,811
* Fidelity Advisors Funds	Fidelity Advisors Freedom 2005
	Class T	3,656	39,777
* Fidelity Advisors Funds	Fidelity Advisors Freedom 2010
	Class T	9,902	110,404
* Fidelity Advisors Funds	Fidelity Advisors Freedom 2015
	Class T	21,509	238,746
* Fidelity Advisors Funds	Fidelity Advisors Freedom 2020
	Class T	10,145	116,572
* Fidelity Advisors Funds	Fidelity Advisors Freedom 2025
	Class T	7,430	81,580
* Fidelity Advisors Funds	Fidelity Advisors Freedom 2030
	Class T	15,234	173,815
* Fidelity Advisors Funds	Fidelity Advisors Freedom 2035
	Class T	3,946	42,102

			(continued	)

Schedule 1

PROFIT INCENTIVE BONUS PLAN OF

HUDSON CITY SAVINGS BANK

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of Issue	Description of Investment	Number of Shares or Units	Fair Value
* Fidelity Advisors Funds	Fidelity Advisors Freedom 2040
	Class T	2,819	$32,135
* Fidelity Advisors Funds	Fidelity Advisors Freedom 2045
	Class T	2,870	25,315
* Fidelity Advisors Funds	Fidelity Advisors Freedom 2050
	Class T	5,081	43,901

	Total investment in mutual funds		31,754,911

* Hudson City Bancorp, Inc. Common Stock Fund	Investment in common stock fund	3,431,587	22,256,199
* Participant Loans Receivable (a)		—	760,016

	Total other investments		23,016,215

	Total investments per Form 5500		$54,771,126

* A party-in-interest as defined by ERISA

(a) As of December 31, 2011 interest rates on these loans ranged from 4.25% to 8.50% with maturities ranging from February 7, 2012 through July 6, 2017.

See accompanying report of independent registered public accounting firm.

SIGNATURE OF PLAN ADMINISTRATOR

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Profit Incentive Bonus Plan of

Hudson City Savings Bank

Date: June 28, 2012	By:	/s/ J. Christopher Nettleton
J. Christopher Nettleton
Plan Administrator Senior Vice President and Human Resources Officer Hudson City Savings Bank

EXHIBIT INDEX

Exhibit Number	Exhibit	Location

23.1	Consent of Independent Registered Public Accounting Firm	Page 20